UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 1-11588

Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan

(Full title of plan)

SAGA COMMUNICATIONS, INC.

73 Kercheval Avenue

Grosse Pointe Farms, Michigan 48236

(Name of issuer of securities held pursuant to plan and address of its principal executive office)

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Table of Contents

Financial Statements and Supplemental Schedule

Years ended December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP

We have served as the Company’s auditor since 2016.
Sterling Heights, Michigan
June 26, 2020

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets

Investments, at fair value	$36,516,185	$31,611,956
Investments, at contract value	7,846,794	6,999,971

Receivables:
Employer contributions	250,065	262,417
Notes receivable from participants	474,364	619,859
Dividends receivable	33,987	62,675
Total receivables	758,416	944,951
Total Assets	45,121,395	39,556,878

Liabilities
Corrective distributions payable	11,793	668
Total Liabilities	11,793	668

Net assets available for benefits	$45,109,602	$39,556,210

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2019	2018
Additions to net assets attributed to
Investment income:
Interest, dividends and capital gains	$793,542	$1,145,087
Net realized and unrealized appreciation (depreciation) in fair value of investments	6,502,696	(3,585,583)
Interest income on notes receivable from participants	27,421	32,448
Participant contributions	2,445,422	2,209,105
Employer contributions	250,065	262,417
Total additions	10,019,146	63,474

Deductions from net assets attributed to
Benefit payments	4,453,961	5,075,311
Corrective distributions	11,793	668
Total deductions	4,465,754	5,075,979

Net increase (decrease) in net assets	5,553,392	(5,012,505)
Net assets available for benefits:
Beginning of year	39,556,210	44,568,715
End of year	$45,109,602	$39,556,210

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements

Years ended December 31, 2019 and 2018

1. Description of Plan

The following description of Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Saga Communications, Inc. (the “Company”) is the plan sponsor. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan which includes, as participants, all employees who have completed 90 days of employment, reached the age of twenty-one, and have been credited with 250 hours of service within the first 90 day period of employment or 1,000 hours of service during a 12 month period. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was amended and restated on August 1, 2015 to bring the Plan into compliance with the Pension Protection Act of 2006 and other legislative and regulatory changes. This amendment and restatement did not have an impact on the Plan’s financial statements. The Plan was amended on January 1, 2019 to update the subsidiaries for changes made to the entity structure of the company. This amendment did not have an impact on the Plan’s financial statements.

Contributions

Contributions to participants’ accounts are effected through voluntary payroll deductions. Participants may contribute 1% - 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). The statement of changes in net assets available for benefits for the years ended December 31, 2019 and 2018 includes a reduction for corrective distributions of excess contributions and related earnings of approximately $11,793 and $668, respectively, that was refunded to the participants for the 2019 and 2018 plan year, respectively, in order to meet the necessary compliance requirements under ERISA and IRS rules.

Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed as Saga Communications, Inc. Class A Common Stock. The participant may immediately transfer those dollars to other investment options.

For the 2019 and 2018 plan years, the Company made discretionary contributions of $250,065 and $262,417, respectively, which was allocated to participants up to a maximum of 25% of the first 5% of a participating employee’s compensation for the related plan year, not to exceed $1,000 for those participants employed at the end of the related plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter in which the loan originates plus 1%. Principal and interest are paid ratably through payroll deductions and are credited to the participant’s account. The Plan was amended September 1, 2019 to allow terminated employees to continue repayments via coupon/direct billing. Whether the participant chooses to continue to repay the loan or chooses not to repay the loan, the remaining loan balance will be offset against the participant’s account upon the earlier or (1) a total distribution of the account to the participant,, or (2) expiration of the grace period. This amendment did not have an impact on the Plan’s financial statements.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company.  Expenses paid by the Company are excluded from these financial statements.  Fees related to the administration of participant distributions are charged directly to the participant’s account and are included in benefit payments.  Investment-related expenses are included in net appreciation (depreciation) of fair value of investments. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses had been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, then the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures are used in determining asset values. These estimation procedures might result in fair values that are different from the values that would exist in a ready market due to the potential subjectivity in the estimates. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2019. The adoption of ASU 2018-13 is not expected to have a material impact on the Plan’s financial statement disclosures.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 –	Observable inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –	Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for assets measured at fair value as of December 31, 2019 and 2018:

Investments measured at Net Asset Value (“NAV”) – Pooled separate accounts are valued on a net unit value basis as determined by Prudential Retirement Insurance Company (“Prudential”) on the last business day of the Plan year. These investments are valued at the NAV of the fund, which is based on the estimated market value of underlying investments. NAV is the practical expedient to estimate fair value. The investments underlying the Plan’s pooled separate accounts are mutual funds that primarily include domestic and international equities and domestic fixed income securities.

Mutual Funds – The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Saga Common Stock – The Saga common stock is the Company’s Class A common stock valued at the closing price reported on the NASDAQ exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Company believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual Funds	$11,412,511	$—	$—	$11,412,511
Saga Common Stock	3,444,058	—	—	3,444,058
Total assets in the fair value hierarchy	14,856,569	—	—	14,856,569
Investments measured at NAV(a)	—	—	—	21,659,616
Investments at fair value	$14,856,569	$—	$—	$36,516,185

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual Funds	$10,047,331	$—	$—	$10,047,331
Saga Common Stock	3,788,047	—	—	3,788,047
Total assets in the fair value hierarchy	13,835,378	—	—	13,835,378
Investments measured at NAV(a)	—	—	—	17,776,578
Investments at fair value	$13,835,378	$—	$—	$31,611,956

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net asset available for benefits.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

4. Guaranteed Income Fund – Investment Contract with Insurance Company

The Plan contains an investment in a Guaranteed Income Fund (“Fund”), which is supported by a group annuity insurance contract with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and fees.

Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Under this contract participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value within reasonable timeframes. The contract is affected directly between the plan sponsor and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Given these provisions, the contract is considered to be benefit responsive.

The Fund is an insurance company issued, general account backed, group annuity with no maturity date. Upon a discontinuance of the contract, contract value would be paid no later than 90 days from the date the Plan Sponsor provides notice to discontinue. This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a fair value adjustment does not apply upon discontinuance. There are not any specific securities in the insurer’s general account that back the liabilities of this annuity contract. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Income Contract (GIC) and therefore there are not any known cash flows that could be discounted.

Generally there are not any events that could limit the ability of the Plan to transact at contract value within 90 days of request or in rare circumstances, contract value paid over a longer time period. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated April 29, 2014, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2014-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

6. Risks and Uncertainties

The Plan provides investment alternatives in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Party Transactions

The Plan holds units of pooled separate accounts managed by Prudential, the trustee of the Plan. The Plan also provides for an investment option in the Class A common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

During the years ended December 31, 2019 and 2018 the Plan recorded dividend income of $142,110 and $173,270, respectively, from the Company’s shares. Dividends receivable for the years ended December 31, 2019 and 2018 were $33,987 and $62,675, respectively.

8. Subsequent Events

In March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The stock market has fluctuated during 2020 due to growing concerns of COVID-19. However, as the values of individual investments fluctuate with market conditions, the amounts of losses that will be eventually realized cannot be determined. These conditions could materially impact participant account balances and the amounts reported in the Plan’s financial statements.

On March 27, 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The CARES Act provides temporary relief for eligible plan participants. The Plan has adopted certain relief provisions included in the CARES Act, such as penalty-free distributions of up to $50,000 on or before December 31, 2020, allowing loan repayments to be suspended for up to one year, and permitting a waiver on required minimum distributions in 2020.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-3042953                   Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2019

	(b) Identity	(c ) Description of Investments,
	of Issue, Borrower,	Including Maturity Date, Rate of		(e ) Current
(a)	Lessor or Similar Party	Interest, in fair value of investments	(d) Cost (1)	Value

*	Guaranteed Income Fund	Investment Contract		$7,846,794
*	Dryden S&P 500 Index Fund	Pooled Separate Account		4,803,480
	Vanguard Wellington / Admiral Fund	Mutual Fund		4,230,333
	Fidelity Contrafund Account	Mutual Fund		3,872,491
*	Mid Cap Growth / Times Square Fund	Pooled Separate Account		2,684,300
*	International Blend / Wellington Fund	Pooled Separate Account		2,591,591
*	T Rowe Price Growth Stock Strategy	Pooled Separate Account		2,582,134
*	Investment Grade Corporate Bond / PIM Fund	Pooled Separate Account		2,089,670
	American Century Ultra Account	Mutual Fund		1,422,955
*	Small Cap Value / Kennedy Capital Fund	Pooled Separate Account		1,234,365
*	Large Cap Value / LSV Asset Management Fund	Pooled Separate Account		1,190,891
	Fidelity Extended Market Index Fund	Mutual Fund		1,058,641
*	Oppenheimer Global Class A	Pooled Separate Account		1,053,129
	Wells Fargo Special Mid Cap Value Fund Class R6	Mutual Fund		763,003
*	Prudential Day One IFX Targ Bal	Pooled Separate Account		760,826
*	Large Cap Value / Barrow Hanley Fund	Pooled Separate Account		643,441
*	Invesco Small Cap Growth Strategy	Pooled Separate Account		568,454
*	High Yield Bond / Prudential Fund	Pooled Separate Account		512,093
*	International Growth / Artisan Partners	Pooled Separate Account		413,919
*	Core Bond Enhanced Index / PIM Fund	Pooled Separate Account		349,883
*	Templeton Foreign Strategy	Pooled Separate Account		181,440
	Vanguard Real Estate Index Fund Admiral Shares	Mutual Fund		65,088

*	Saga Communications, Inc.	Common Stock		3,444,058
*	Participant loans receivable	Interest rates 4.25% - 6.5%		474,364
	Total investments			$44,837,343

(1)	Cost is not required for participant-directed investments.
*	Prudential Retirement Insurance Company, including associated funds, participants and the Company are parties-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC.
EMPLOYEES’ 401(K) SAVINGS AND
INVESTMENT PLAN

Date: June 26, 2020	/s/ Annette Calcaterra
Annette Calcaterra
Plan Administrator

Date: June 26, 2020	/s/ Catherine Bobinski
Catherine Bobinski
Senior Vice President and
Chief Accounting Officer

EXHIBIT INDEX

Exhibits

23.1	Consent of UHY LLP